Exhibit 99.1

Banco de Galicia y Buenos Aires S.A.

December 5, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on June 11, 2014, the Ministry of Economy rejected an administrative procedure initiated by Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) suing the Argentine federal government for damages resulting from an excess payment of a court judgment in connection with Decree 214/2002 and its accompanying regulations.

The deadline to file such claim is close to expiration; however the Board of Directors of Banco Galicia has decided not to pursue this action.

Said resolution has no impact on Banco Galicia shareholders’ equity.

Yours faithfully,

Patricia Lastiry

Attorney-in-fact

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.